5.5.



SECURITIES AND EXCHANGE COMMISSION

05076610

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30122 |



RECEIVED
DEC 0 7 2005
PROCESSING
SECTION


FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldsmith & Harris Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Pine Street
(No. and Street)

| New York, | NY | 10005-1802 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip W. Goldsmith 212-514-5515
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., CPA., P.C. d/b/a Tarlow & Co., C.P.A's
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 804, New York, NY 10001
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Philip W. Goldsmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldsmith & Harris Incorporated, as of October 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman

Title



Notary Public

Alan M. Compagnon
Notary Public, State of New York
No. 02CO4962559
Qualified in Kings County
Comm. Expires May 7, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MAIL
RECEIVED
PROCESSING
DEC 0 7 2005
213
SECTION

# GOLDSMITH & HARRIS INCORPORATED

## ANNUAL REPORT

## OCTOBER 31, 2005

**GOLDSMITH & HARRIS INCORPORATED**

## TABLE OF CONTENTS



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

## INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Goldsmith & Harris Incorporated
New York, New York

We have audited the accompanying statement of financial condition of Goldsmith & Harris Incorporated, as of October 31, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldsmith & Harris Incorporated at October 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

*Tarlow & Co., C.P.A.'s*

New York, New York
November 21, 2005

# GOLDSMITH & HARRIS INCORPORATED

## STATEMENT OF FINANCIAL CONDITION

## OCTOBER 31, 2005

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ 1,295,068 | |
| Receivable from clearing broker | 94,202 | |
| Investment advisory fees and other receivables | 50,835 | |
| Securities owned- at market value | 9,423 | |
| Prepaid expenses | 10,786 | |
| Property and equipment, net of accumulated depreciation of $212,539 | - | |
| **Total assets** | | $ 1,460,314 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ 949,656 | |
| Income taxes payable | 20,065 | |
| **Total liabilities** | | $ 969,721 |
| Commitments and contingent liabilities | | |
| **Stockholders' Equity** | | |
| Common stock, $50 par value, 200 shares authorized, issued and outstanding | 10,000 | |
| Additional paid-in capital | 237,207 | |
| Retained earnings | 243,386 | |
| **Total stockholders' equity** | | 490,593 |
| **Total liabilities and stockholders' equity** | | $ 1,460,314 |

 The accompanying notes are an integral part of these financial statements.

# GOLDSMITH & HARRIS INCORPORATED

## STATEMENT OF INCOME

## YEAR ENDED OCTOBER 31, 2005

| | | |
|---|---|---|
| **Revenue:** | | |
| Commission income | $ 2,378,109 | |
| Selling group concession and syndication fees | 14,412 | |
| Investment advisory fees | 689,410 | |
| Realized and unrealized gains | 127,795 | |
| Interest, dividend and other income | 122,593 | |
| Total revenue | | $ 3,332,319 |
| **Expenses:** | | |
| Payroll | 2,247,606 | |
| Payroll taxes and related costs | 125,940 | |
| Telephone | 23,724 | |
| Insurance | 19,604 | |
| Travel and entertainment | 55,143 | |
| Registration and regulatory fees | 24,705 | |
| Stationery, printing and office expenses | 12,479 | |
| Dues and subscriptions | 25,536 | |
| Professional fees | 120,417 | |
| Floor brokerage | 68,508 | |
| Equipment rental | 39,120 | |
| Quotron | 89,997 | |
| Occupancy | 130,116 | |
| Error account | 1,849 | |
| Other expenses | 16,430 | |
| Total expenses | | 3,001,174 |
| Income before provision for income taxes | | 331,145 |
| Provision for income taxes | | 49,000 |
| **Net income** | | $ 282,145 |



The accompanying notes are an integral part of these financial statements.

# GOLDSMITH & HARRIS INCORPORATED

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## YEAR ENDED OCTOBER 31, 2005

| | Common Stock | | Additional Paid-In | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| Balance, beginning of year | 200 | $ 10,000 | $ 237,207 | $ 211,241 | $ 458,448 |
| Net income | | | | 282,145 | 282,145 |
| Distributions | | | | (250,000) | (250,000) |
| Balance, end of year | 200 | $ 10,000 | $ 237,207 | $ 243,386 | $ 490,593 |

 The accompanying notes are an integral part of these financial statements.

# GOLDSMITH & HARRIS INCORPORATED

## STATEMENT OF CASH FLOWS

## YEAR ENDED OCTOBER 31, 2005

| | | |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net income | $ 282,145 | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | - | |
| (Increase) decrease in: | | |
| Receivable from clearing broker | (63,455) | |
| Investment advisory fees and other receivables | 20,570 | |
| Securities owned - at market value | (6,123) | |
| Prepaid expenses | 314 | |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | 235,689 | |
| Income taxes payable | (3,567) | |
| Net cash provided by operating activities | | $ 465,573 |
| **Cash Flows From Financing Activities:** | | |
| Distributions to shareholders | | (250,000) |
| Net increase in cash and cash equivalents | | 215,573 |
| Cash and cash equivalents at beginning of year | | 1,079,495 |
| Cash and cash equivalents at end of year | | $ 1,295,068 |
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Cash paid for income taxes | | $ 52,567 |

 The accompanying notes are an integral part of these financial statements.

# GOLDSMITH & HARRIS INCORPORATED

## NOTES TO FINANCIAL STATEMENTS

## OCTOBER 31, 2005

### NOTE 1 - NATURE OF BUSINESS

Goldsmith & Harris Incorporated (the "Company") is a broker dealer and a registered investment advisor. The firm is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) **Cash and Cash Equivalents**

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

b) **Security Transactions**

Security transactions (and related commission revenue and expenses) are recorded on a trade date basis.

c) **Property and Equipment**

Property and equipment is stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

d) **Income Taxes**

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. These differences are primarily due to the use of the cash method for income tax reporting. As of October 31, 2005 there were no material differences between financial statement and tax basis amounts.

The Company has elected to be taxed as an "S" corporation for Federal and New York State purposes. As an "S" corporation, the Company does not pay federal income taxes. The individual shareholders are liable for the income taxes on their respective shares of the Company's taxable income. The Company is liable for New York State and city income taxes. The Company files its income tax returns on a calendar year basis.

e) **Concentrations of Credit Risk**

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

# GOLDSMITH & HARRIS INCORPORATED

## NOTES TO FINANCIAL STATEMENTS

## OCTOBER 31, 2005

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### NOTE 3 - RECEIVABLE FROM CLEARING BROKER

The Company has an agreement with Bear, Stearns and Co., Inc. (the "Clearing Broker") to clear security transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b).

### NOTE 4 - NET CAPITAL REQUIREMENT

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At October 31, 2005, the Company had net capital of $450,662, which was $350,662 in excess of its required net capital of $100,000.

### NOTE 5 - PROFIT SHARING PLAN

The Company has a profit sharing plan with a 401(k) feature for the benefit of all eligible full time employees. The plan provides for an annual contribution by the Company, at the discretion of the Board of Directors, up to a maximum of 15% of the eligible compensation. There were no contributions for the year ended October 31, 2005.

# GOLDSMITH & HARRIS INCORPORATED

## NOTES TO FINANCIAL STATEMENTS

## OCTOBER 31, 2005

NOTE 6 - **INCOME TAXES**

The current and deferred portions of local income taxes included in the statement of income are as follows:

| | |
|---|---|
| Current | $ 49,000 |
| Deferred | - |
| Total | $ 49,000 |

The disproportionate provision for local income taxes results primarily from the applicability of the New York City alternative tax.

NOTE 7 - **COMMITMENTS AND CONTINGENT LIABILITIES**

a) Lease Commitment

The Company has a lease expiring October 31, 2010 for its primary office facilities. The lease provides for monthly base payments of $8,346 plus escalations for real estate taxes and labor.

Future minimum rental payments through October 31, 2010 under the lease are as follows:

| Year ending October 31, | |
|---|---|
| 2006 | $100,152 |
| 2007 | 100,152 |
| 2008 | 100,152 |
| 2009 | 100,152 |
| 2010 | 100,152 |
| | $500,760 |

Rent expense under this lease agreement approximated $130,116 in 2005.

b) Brokerage Activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event the Company's clearing broker is unable to fulfill its contractual obligation.

# SUPPLEMENTARY INFORMATION

## GOLDSMITH & HARRIS INCORPORATED

## COMPUTATION OF NET CAPITAL
## PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

## OCTOBER 31, 2005

| | | | |
|---|---|---|---|
| **Net Capital** | | | |
| Total stockholders' equity | | $ 490,593 | |
| Deductions and/or charges: | | | |
| Non-allowable assets and other charges: | | | |
| Prepaid expenses | $ 10,786 | | |
| Excess broker bond deductible | 5,000 | | |
| Total non-allowable assets | | 15,786 | |
| Net capital before haircuts on securities | | | $ 474,807 |
| Haircuts on Securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | | |
| Securities | | 1,413 | |
| Money Market Fund | | 22,732 | |
| | | | 24,145 |
| **Net Capital per rule 15c3-1** | | | $ 450,662 |
| **Aggregate Indebtedness** | | | |
| Accounts payable and accrued expenses | | $ 949,656 | |
| Income taxes payable | | 20,065 | |
| Total aggregate indebtedness | | | $ 969,721 |
| **Computation of Basic Net Capital Requirement** | | | |
| Minimum net capital required | | | $ 100,000 |
| Excess net capital | | | $ 350,662 |
| Ratio of an aggregate indebtedness to net capital | | | 2.15 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

# REPORT ON INTERNAL CONTROL STRUCTURE



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To the Stockholders of
Goldsmith & Harris Incorporated
New York, New York

In planning and performing our audit of the financial statements of Goldsmith & Harris Incorporated for the year ended October 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of register brokers and dealers and should not be used for any other purpose.

Tarlow & Co., C.P.A.'s

November 21, 2005